Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion & Analysis
Quarterly Report
For the Three Months Ended October 31, 2010

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited Consolidated Financial Statements and related notes to them for each of the periods in the three-month periods ended October 31, 2010 of SAND Technology Inc. (“SAND” or “Company”). For additional information, readers should refer to SAND Technology Inc.’s Management’s Discussion and Analysis of SAND’s 2010 Annual Report.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on December 17, 2010. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Management’s Discussion and Analysis

Corporate Profile

SAND Technology Inc. is one of the leading sources of business intelligence management information technology. SAND is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Product Suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals and to store that data in orders of magnitude greater and with more efficiency than what is generally possible using more traditional database products.

SAND focuses its resources around intelligent information management leveraging the latest developments in our SAND CDBMS platforms.

Quarterly Performance

The following table shows selected consolidated financial information of SAND for the nine (9) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

Management’s Discussion and Analysis

	October 31,
	2010	Year Ended July 31, 2010
QUARTERLY RESULTS	Q1	Q4	Q3	Q2	Q1

Revenue	1,968,779	$1,186,041	$966,654	$1,924,251	$2,485,464
Quarter-over-quarter variation	66.0%	22.7%	-49.8%	-22.6%	45.7%

Cost of sales and product support	326,184	215,100	331,920	340,533	307,120
Quarter-over-quarter variation	51.6%	-35.2%	-2.5%	10.9%	-3.9%

Gross margin	83.4%	81.9%	65.7%	82.3%	87.6%

Total other operating expenses	1,677,330	944,600	1,809,963	1,611,669	1,747,054
Quarter-over-quarter variation	77.6%	-47.8%	12.3%	-7.7%	-0.8%

Profitability
Net income (loss)	(34,735)	26,341	(1,175,229)	(27,951)	431,290
Quarter-over-quarter variation in net income (loss)	-231.9%	-102.2%	4104.6%	-106.5%	-215.0%
Basic and diluted loss per common share	0.00	0.00	-0.08	0.00	0.03

Weighted average number of shares outstanding	15,889,620	15,467,702	15,071,615	14,688,444	14,318,189

	Year Ended July 31, 2009
QUARTERLY RESULTS	Q4	Q3	Q2	Q1

Revenue	$1,706,293	$2,371,632	$1,747,384	$1,223,928
Quarter-over-quarter variation	-28.1%	35.7%	42.8%	-28.3%

Cost of sales and product support	319,612	349,592	405,632	321,388
Quarter-over-quarter variation	-8.6%	-13.8%	26.2%	0.6%

Gross margin	81.3%	85.3%	76.8%	73.7%

Total other operating expenses	1,761,806	1,721,343	1,469,167	1,892,392
Quarter-over-quarter variation	2.4%	17.2%	-22.4%	7.4%

Profitability
Net income (loss)	(375,125)	300,697	(127,415)	(989,852)
Quarter-over-quarter variation in net income (loss)	-224.8%	-336.0%	-87.1%	163.9%
Basic and diluted loss per common share	-0.03	0.02	-0.01	-0.07

Weighted average number of shares outstanding	14,318,189	14,318,189	14,318,189	14,318,189

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Management’s Discussion and Analysis

Revenues

The following table provides a summary of the revenue growth for the three-month periods ended October 31, 2010, 2009 and 2008:

	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Total and Variation	2010	2009	2008
Revenue
Revenue	$1,968,779	$2,485,464	$1,223,928
Year-over-year variation	-20.8%	103.1%	-31.4%

Compared to the three months ended October 31, 2009, there was a decrease in our revenues for the three months ended October 31, 2010. Although sales for the first quarter of fiscal 2011 met budget targets, the decrease is attributable to the completion of a higher amount of sales of high value software licenses in Europe during the first quarter of fiscal 2010 than during the first quarter of the current year.

The Company has three geographical segments. The Canadian, United States and European segments all market the SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three-month periods ended October 31, 2010, 2009 and 2008:

Management’s Discussion and Analysis

	Canada
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2010	2009	2008
Revenue
Revenue	$292,665	$420,890	$244,562
Year-over-year variation	-30.5%	72.1%	-28.5%

	United States
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2010	2009	2008
Revenue
Revenue	$112,564	$207,680	$183,590
Year-over-year variation	-45.8%	13.1%	-50.1%

	Europe
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2010	2009	2008
Revenue
Revenue	$1,563,550	$1,856,894	$795,776
Year-over-year variation	-15.8%	133.3%	-26.0%

In Canada and the United States, sales for the three months ended October 31, 2010 were lower than the previous year’s sales results due to decreased sales opportunities resulting from a sluggish North American economy.

In Europe, sales for the three months ended October 31, 2010 were lower than the previous year’s sales results due to the completion of a higher amount of sales of high value software licenses during the first quarter of fiscal 2010 than during the first quarter of the current year.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended October 31, 2010, 2009 and 2008:

	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Operating Expenses	2010	2009	2008

Cost of sales and product support	$326,184	$307,120	$321,386
Year-over-year variation	6.2%	-4.4%	-22.0%
Percentage of revenues	16.6%	12.4%	26.3%

Research and development costs, net	483,758	486,785	522,058
Year-over-year variation	-0.6%	-6.8%	-11.9%
Percentage of revenues	24.6%	19.6%	42.7%

Amortization of capital assets and other assets	12,933	14,528	17,451
Year-over-year variation	-11.0%	-16.7%	-64.4%
Percentage of revenues	0.7%	0.6%	1.4%

Selling, general and administrative expenses	1,034,605	1,159,681	1,277,059
Year-over-year variation	-10.8%	-9.2%	29.5%
Percentage of revenues	52.6%	46.7%	104.3%

a)    Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During the three months ended October 31, 2010, cost of sales and product support increased slightly compared to the previous year amount due to increased support to our existing and new customer base.

b)    Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three months ended October 31, 2010, research and development costs remained stable compared to the previous year amount after taking into account the quarterly accrual for research and development tax credits available from the Province of Quebec, Canada.

c)    Amortization of Capital Assets

Amortization of capital assets consists of the depreciation of furniture and equipment, computer equipment, research and development equipment and leasehold improvements over their estimated useful lives. During

Management’s Discussion and Analysis

the three months ended October 31, 2010, amortization decreased compared to the previous year amount due to significantly reduced purchases of capital assets.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. It excludes foreign exchange gains and losses and interest expense.

During the three months ended October 31, 2010, we reduced our selling, general and administrative expenses by 10.8% when compared to the three months ended October 31, 2009, which itself represented a 9.2% reduction when compared to selling, general and administrative expenses for the three months ended October 31, 2008. Selling, general, and administrative expenses for the first quarter of fiscal 2011 were lower, reflecting again a continued focus on controlling costs by keeping the headcount to an optimal level, spending selectively and effectively on marketing events and activities and controlling travel and entertainment.

Net Income

The following table provides a summary of the net loss for the three-month periods ended October 31, 2010, 2009 and 2008:

	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Net Loss - Total and Variation	2010	2009	2008

Net Income (Loss)	$(34,735)	$431,290	$(989,850)
Year-over-year variation	-108.1%	-143.6%	224.6%

During the three months ended October 31, 2010, our net loss was $34,735 as compared to net income of $431,290 during the three months ended October 31, 2009 which is mainly attributable to the significant increase in sales during the first quarter of fiscal 2010. During the three months ended October 31, 2010, income from operations, before foreign exchange and interest expense, was a positive $111,299. Income from operations, before foreign exchange and interest expense, during the three months ended October 31, 2009 was a positive $517,352.

Management’s Discussion and Analysis

Exchange Rates

	Three Months Ended October 31,
Rates of Exchange	2010	2009	2008

At period end - U.S. dollar	$1.0202	$1.0774	$1.2165
Average for the period - U.S. dollar	1.0313	1.0750	1.0991

At period end - U.K. pound	1.6321	1.7753	1.9654
Average for the period - U.K. pound	1.6183	1.7575	1.9601

At period end - Euro	1.4155	1.5896	1.5426
Average for the period - Euro	1.3702	1.5638	1.5531

Liquidity and Capital Resources

a)        Financial Condition

Total assets of $2,650,193 as of October 31, 2010 were 25.2% higher than the July 31, 2010 total assets of $2,117,443 and 0.7% higher than the October 31, 2009 total assets of $2,630,682. The October 31, 2010 quarterly increase is mainly attributable to the Cash balance of $966,856 as of October 31, 2010 being 66.9% higher than the July 31, 2010 balance of $579,270, to the Accounts Receivable balance of $744,814 as of October 31, 2010 being 0.8% higher than the July 31, 2010 balance of $739,144, to the Research and Development tax credits receivable balance of $742,500 as of October 31, 2010 being 12.5% higher than the July 31, 2010 balance of $660,000, to the Prepaid Expenses balance of $144,445 as of October 31, 2010 being 93.8% higher than the July 31, 2010 balance of $74,541, and to the Capital Assets balance of $51,578 as of October 31, 2010 being 20.0% lower than the July 31, 2010 balance of $64,488. The year-over-year increase is attributable to the Cash balance of $966,856 as of October 31, 2010 being 218.5% higher than the previous year balance of $303,531, to the Accounts Receivable balance of $744,814 as of October 31, 2010 being 61.8% lower than the previous year balance of $1,947,691, to the Research and Development tax credits receivable balance of $742,500 as of October 31, 2010 being 786.2% higher than the previous year balance of $83,786, to the Prepaid Expenses balance of $144,445 as of October 31, 2010 being 36.3% lower than the previous year balance of $226,749, and to the Capital Assets balance of 51,578 as of October 31, 2010 being 25.2% lower than the previous year balance of $68,924.

The increase in the Cash balance as of October 31, 2010 as compared to July 31, 2010 is mainly attributable to additional financing from a shareholder, being the President and Chief Executive Officer, and private investors during the three months ended October 31, 2010 in the approximate amount of $448,557 and to the fact that the Company essentially broke even from operations during the three months ended October 31, 2010 and thus consumed very little cash.

Accounts receivable as of October 31, 2010 of $744,814 were relatively stable as compared to the balance as of July 31, 2010 of $739,144.

Research and Development tax credits receivable as of October 31, 2010 increased by a quarterly accrual for such credits in the amount of $82,500 as compared to the balance as of July 31, 2010.

The increase in Accounts Payable and Accrued Liabilities as of October 31, 2010 as compared to July 31, 2010 is mainly attributable to additional financing from private investors during the three months ended October 31, 2010 in the approximate amount of $406,829 which will be converted into a private placement during fiscal 2011.

Management’s Discussion and Analysis

The increase in Due to Shareholders from July 31, 2010 to October 31, 2010 (short term and long term) is attributable to additional financing from a shareholder, being the President and Chief Executive Officer, in the approximate amount of $41,728, to accrued interest of $65,232 on the balances owing to shareholders, and to a partial funding in the amount of $55,001 relating to a scheduled interest payment to the former President and Chief Executive Officer.

Deferred revenues as of October 31, 2010 of $1,145,687 (short term and long term) were relatively stable as compared to the balance as of July 31, 2010 of $1,241,938 (short term and long term).

As of October 31, 2010, there was a working capital deficiency of $967,606 as compared to a working capital deficiency of $982,935 as of July 31, 2010 and as compared to a working capital deficiency of $448,496 as of October 31, 2009. Working capital deficiency has been calculated as the difference between current assets and current liabilities. The slight improvement in the working capital deficiency between October 31, 2010 and July 31, 2010 is mainly attributable to the increase in Accounts Payable and Accrued Liabilities.

Management’s Discussion and Analysis

b)        Cash Flows

The Cash balance as of October 31, 2010 was $966,856 as compared to a Cash balance as of July 31, 2010 of $579,270 and as compared to a Cash balance of $303,531 as of October 31, 2009. The increase from July 31, 2010 to October 31, 2010 is mainly due to additional financing from a shareholder, being the President and Chief Executive Officer, and private investors during the three months ended October 31, 2010 in the approximate amount of $448,557 and to the fact that the Company essentially broke even from operations during the three months ended October 31, 2010 and thus consumed very little cash.

We generated a negative cash flow of $25,466 from operating activities during the three months ended October 31, 2010 as compared to a negative cash flow of $211,993 from operating activities during three months ended October 31, 2009, representing an increase in cash flow of $186,527 in fiscal 2011 as compared to an increase in cash flow from operating activities in fiscal 2010 of $116,207. For the three months ended October 31, 2010, the decrease in net income over the three months ended October 31, 2009 of $466,025 was offset by a net decrease of $530,891 in the balance of Unbilled Receivable as at October 31, 2010 as compared to October 31, 2009, by a net increase of $158,714 in the balance of Research and Development tax credits receivable as at October 31, 2010 as compared to October 31, 2009, by a net decrease of $150,531 in the balance of Accounts Payable and Accrued Liabilities as at October 31, 2010 as compared to October 31, 2009, and by a net decrease of $297,203 in the balance of Deferred Revenues (short-term and long-term) as at October 31, 2010 as compared to October 31, 2009.

Investing activities, represented by capital expenditures, for the three month periods ended October 31, 2010 and October 31, 2009 were nil.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital or units. The Company generated a positive cash flow of $393,556 from financing activities during the three months ended October 31, 2010 as compared to a negative cash flow of $550,048 from financing activities during the three months ended October 31, 2009, representing an increase of $943,604. For the three months ended October 31, 2010, the positive cash flow is mainly attributable to additional financing from a shareholder, being the President and Chief Executive Officer, and private investors in the approximate amount of $448,557 and, for the three months ended October 31, 2009, the negative cash flow is mainly attributable to significant loan repayments that were made to the former President and Chief Executive Officer.

We believe that our current cash and cash equivalents may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures in fiscal 2011. We have operating losses in the current and past years. We also generated negative cash flows from operations and have a significant working capital deficiency. To successfully grow the business, we must decrease our cash outflows, improve our cash position and succeed in our ability to raise additional capital through a combination of primarily public or private equity offerings or strategic alliances. We are also dependent on the success of our marketing efforts and continued revenue growth through the sale of our products. Our uncertainty as to our ability to generate sufficient revenue and raise sufficient capital raises significant doubt about our ability to continue as a going concern. We are currently in the process of seeking additional financing for our current operations. We can give no assurance that it will achieve profitability or be capable of sustaining profitable operations.

Management’s Discussion and Analysis

	As at	As at	As at
	October 31,	July 31,	October 31,
Financial Position	2010	2010	2009

Cash	$966,856	$579,270	$303,531
Working Capital (deficiency)	(967,606)	(982,935)	(448,496)
Total assets	2,650,193	2,117,443	2,630,682
Total liabilities	5,110,592	4,568,107	4,552,035
Shareholders' deficiency	(2,460,399)	(2,450,664)	(1,921,353)

c)        Subsequent Event

On November 16, 2010, the Board of Directors of the Company approved the 2010 Stock Incentive Plan pursuant to which beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards. The maximum total number of common shares of the Company that may be issued resulting from stock options or share awards granted under the 2010 Stock Incentive Plan is 4,000,000.

Commitments

The following table provides a summary of the contractual commitments for the next five years:

2011	$263,046
2012	66,000
2013	65,502
2014	65,502
2015	21,834

$481,884

Management’s Discussion and Analysis

Transactions with Related Parties

(a)

During fiscal year 2010, the Company obtained various loans from the current President and Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $299,893 (U.S.$285,000). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The loans bear interest at 10% and are payable on the last business day of each calendar month. As at October 31, 2010, an amount of $342,625, including accrued interest of $11,060, was outstanding on the Promissory Notes.

(b)

During fiscal year 2007, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The loan was bearing interest at 15% and was repayable on demand. As at July 31, 2009, an amount of $1,605,616 was owed to the President and Chief Executive Officer and significant shareholder. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The amount owed the former President and Chief Executive Officer was again formalized in a loan agreement on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over the next 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% and is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)         the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)        the book value of the shares as determined by the auditors of the Company.

As at October 31, 2010, an amount of $1,403,605, including accrued interest, was outstanding under the loan agreement.

The Company also signed, effective November 1, 2009, a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during fiscal year 2010 amounted to $189,117. Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company’s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expires on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2010.

In conjunction with the original loan agreement in 2007, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the

Management’s Discussion and Analysis

term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(c)

The former President and Chief Executive Officer was entitled, under his previous employment contracts, to bonuses based on the gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at October 31, 2010 and July 31, 2010, bonuses payable, including accrued interest, amounted to $171,588 and $165,386, respectively.

(d)

During fiscal year 2009, the Company obtained a loan from a significant shareholder, who at that time, was also the President and Chief Executive Officer of the Company. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $250,000 of funds was available. As at July 31, 2009, an amount of $188,532 was outstanding under the loan facility. Under the terms of the loan agreement, the loan is repayable within 30 days of receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to the shareholder.

(e)

During fiscal year 2008, the Company obtained a loan from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $400,000 of funds was available. As at July 31, 2009, an amount of $68,995 was outstanding under the loan facility. Under the terms of the loan agreement, the loan is repayable within 30 days of receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to the shareholder.

(f)

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 10. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders and a trustee in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

Management’s Discussion and Analysis

Outstanding Share Data

As at October 31, 2010 there have been no changes to the Company’s outstanding shares since July 31, 2010. We are authorized to issue an unlimited number of Class “A” common shares without par value of which 15,889,620 are outstanding as at December 17, 2010. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

We have granted rights to purchase 357,000 Class “A” common shares to holders of stock options pursuant to our stock option plans. We have also granted rights to purchase a total of 1,899,715 Class “A” common shares to holders of share purchase warrants pursuant to the issuance of convertible debentures on April 18, 2008, representing 1,114,000 share purchase warrants, and a private placement on November 6, 2009, representing 785,715 share purchase warrants.

We have granted rights to purchase 407,500 Class “A” common shares to holders of share awards granted on September 30, 2007. The granting of the share awards were conditional upon a period of continued employment service with the Company for 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 287,500 shares that may be issued under the Share Award Plan.

A maximum of 2,228,000 Class “A” common shares may be issued upon the conversion of the convertible debenture units issued on April 18, 2008.

Management’s Discussion and Analysis

Critical Accounting Policies

The Company’s significant accounting policies are described in Note 3 to the October 31, 2010 unaudited consolidated financial statements and are as follows:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland and Sand Technology Corp. and STSI Licensing, LLC, located in the United States. All intercompany transactions and accounts have been eliminated on consolidation.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. The most significant estimates relate to the establishment of the fair values of the components of the convertible debentures, the accounting for stock options, share awards, warrants and the evaluation of the research and development tax credits. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of October 31, 2010 and July 31, 2010.

Allowance for Doubtful Accounts

Management of the Company makes judgements as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all outstanding invoices. As of October 31, 2010, the allowance for doubtful accounts was nil (nil as at July 31, 2010).

Capital Assets

Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. Amortization is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

Other Assets

Other assets consist of contract costs that were paid to a vendor upon the transfer of a long-term service contract and were amortized rateably over the term of the contract which ended in fiscal year 2008.

Impairment of Long-Lived Assets

Capital assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when

Management’s Discussion and Analysis

it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment is recognized and is calculated as the excess of the carrying amount of the long-lived asset over its fair value.

Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year.

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding and, when, dilutive, potential shares from stock options and share awards, stock warrants to purchase common stock using the treasury method, and conversions of outstanding convertible debt using the “if converted” method. A net loss was reported in 2010, 2009 and 2008, and accordingly, in those years, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for outstanding stock options, share awards and warrants to purchase shares of the Company's common stock because to do so would have been anti-dilutive.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar and each of the Company's wholly-owned subsidiaries is considered an integrated foreign operation. Accordingly, transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the statement of operations. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company's products.

Management’s Discussion and Analysis

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence ("VSOE") is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Financing and Transaction Costs

Financing costs associated with the issuance of debt are recorded directly against net income. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly against net income.

Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

Management’s Discussion and Analysis

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation are credited to share capital.

Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG–14 – Disclosure of Guarantees.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

In addition, the Company provided warranties as part of the sale of a former subsidiary, ClarityBlue Limited, which occurred on July 31, 2003, for claims against it related to conditions existing prior to the sale. The warranties expired on January 31, 2010.

Financial Assets and Liabilities

On initial recognition, all financial assets and liabilities are measured and recognized at their fair value. Subsequently, financial assets and liabilities are measured and recognized as follows:

-	Cash is classified as a held-for-trading financial asset. It is measured at fair value and changes in fair value are recognized in operations.
-

Accounts receivable and unbilled receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the amount initially recognized, less any allowance for doubtful accounts.

-	Accounts payable and accrued liabilities (excluding sales tax payable), due to shareholders and convertible debentures are classified as other financial liabilities. They are measured at amortized

Management’s Discussion and Analysis

cost using the effective interest rate method, except for accounts payable and accrued liabilities and due to shareholders which are at cost. Interest calculated using the effective interest method is presented in operations as interest expense.

Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Level 1 investments are valued based on quoted market prices in active markets. Level 2 investments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2010. There have been no new accounting policies that have been adopted effective August 1, 2010.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Section, which are effective for the Company for interim periods beginning on or after August 1, 2010,

Business Combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the Canadian GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

Management’s Discussion and Analysis

Consolidated Financial Statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the Canadian GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

Business Risks and Critical Accounting Estimates

These remain unchanged from the factors detailed in SAND’s 2010 Annual Report.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for the preceding year also be based on IFRS. The transition date of fiscal years beginning on or after January 1, 2011 will require the Company to make the adoption of IFRS during fiscal 2012 which begins on August 1, 2011 and will require the restatement, for comparative purposes, of the amounts reported by the Company for its interim periods and year ended July 31, 2011. The Company is currently in the process of assessing the impact of the adoption of the International Financial Reporting Standards.

Management’s Discussion and Analysis

Outlook

SAND has made a number of radical changes designed to change the way we operate as a business and significantly improve our sales. SAND’s leading technology for data warehousing during this time had few competitors. In the last few years we have seen a number of new vendors enter the space and SAND was not ready from a sales and marketing perspective to compete effectively with them. Our technology has been at the forefront of the market for years but the market was not mature. This has changed and we re-organized ready to exploit this change in the market. SAND’s products are proven for advanced analytics and support extreme data mining, ad hoc analysis and on-line analytic processing. Tens of thousands of users use SAND to mine hundreds of terabytes of data and drive incredibly complex analytics. Our products remain market leading with features like in-database analytics, Text Analytics, and pattern analysis.

Controls and Procedures

There were no changes in the Company’s internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com